Supplement to Proxy Statement/Prospectus
               And Notice Regarding Approval by Ecrix Stockholders

                               October 15, 2001

To the stockholders of Exabyte Corporation and Ecrix Corporation:

This supplement concerns the proxy statement/prospectus dated October 10, 2001 concerning the proposed merger of Ecrix Corporation with Bronco Acquisition, Inc. In the merger, Exabyte Corporation will become the 100% owner of Ecrix and the stockholders of Ecrix will receive shares of common stock of Exabyte. As of October 12, 2001, the merger was approved by the written consent in lieu of a meeting by holders of at least (1) a majority of the Ecrix common stock and preferred stock voting together as a single class; (2) two-thirds of the Ecrix preferred stock voting together as a single class; and (3) two-thirds of the Ecrix series D-1 preferred stock voting together as a separate class. The Ecrix stockholders signing the written consent represented a number of shares of Ecrix sufficient to approve the merger.

For Ecrix stockholders, this supplement also serves as a notice under Section 228(e) of the Delaware General Corporation Law that the stockholders of Ecrix have approved the merger and that appraisal rights are available for shares of Ecrix pursuant to Section 262 under the Delaware General Corporation Law. An Ecrix stockholder who wishes to demand that Exabyte purchase all or a portion of his or her shares of Ecrix stock, outstanding on the record date, for cash at their "appraised value" must have not signed the written consent approving the merger and must, among other things, deliver a written demand for appraisal to Ecrix no later than November 4, 2001. Other requirements for the exercise of appraisal rights are stated in the proxy statement/prospectus in Chapter Three under a section titled "Appraisal Rights for Stockholders." A complete copy of Section 262 of the Delaware Corporation Law is attached as Appendix F to the proxy statement/prospectus.

For Exabyte stockholders, please see the Notice of Special Meeting of Exabyte Stockholders and the proxy statement/prospectus.

For Ecrix stockholders, please see the letter of Ecrix's Chief Executive Officer and Chairman of the Board and the proxy statement/prospectus.

             The date of this supplement is October 15, 2001.